

Chris Graff · 3rd

Private equity

Polebridge, Montana, United States · **Contact info**

500+ connections

🔒 Message   More

 **Brooktrout Ventures et al**

 **Indiana University Bloomington**

About

Investor in small to middle market sized growth companies

Featured

Link



HOME | Elemental Impacts
Elemental Impacts

Elemental Impacts; providing support in beautifully simple and essential ways to make life better. Consciously investing time, effort, and resources in entrepreneurs who have creative ideas is the way I've chosen to have the most meaningful impact in...

Activity

620 followers

+ Follow

Chris hasn't posted lately

Chris' recent posts and comments will be displayed here.

Show all activity →

Experience



Owner

Brooktrout Ventures et al

Jan 2008 - Present · 14 yrs 5 mos

Education



Indiana University Bloomington

1982 - 1984



Wake Forest University

Skills

Strategic Planning · 34

 Endorsed by Cassie Peters and 2 others who are highly skilled at this

Fundraising · 30

Entrepreneurship · 30

Show all 26 skills →

Recommendations

Received   Given

Nothing to see for now
Recommendations that Chris receives will appear here.

Interests

Companies   Groups   Schools

 **Foothold**
367 followers

 **Rainbows for All Children**
843 followers

Show all 8 companies →